September 21, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Artio Global Investors Inc.
Filed on Form S-1
Registration No. 333-149178

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 8, 2009 and the date hereof 9,507 copies of the Preliminary Prospectus dated September 8, 2009 were distributed as follows: 7,657 to 5 prospective underwriters; 1,690 to 1,690 institutional investors; 130 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 21 to 21 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. on September 23, 2009 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
As Representative of the
Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)